November 27, 2013

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jim B. Rosenberg, Senior Assistant Chief Accountant

Re:	Spectrum Pharmaceuticals, Inc.
File No. 001-35006
Responses to Commission Staff comments made by letter dated October 30, 2013

Ladies and Gentlemen:

Spectrum Pharmaceuticals, Inc. (the “Company,” “we” or “us”) hereby respectfully submits its response to the Staff’s comments made by letter dated October 30, 2013, relating to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2012. The Company’s response is preceded by a reproduction of the Staff’s comment contained in the October 30, 2013 letter. The Company has filed this response letter on EDGAR under the form label CORRESP, as requested.

Form 10-K for the year ended December 31, 2012:

Notes to Consolidated Financial Statements

Note 3. Acquisitions

Allos Acquisition, page F-21

1. In your response to comment 2, you indicate that you expect to receive a significant portion of revenues and net cash flows (64% to 73%) after the post-marketing, confirmatory studies demonstrate FOLOTYN’s actual clinical benefit. Please clarify for us why demonstration of the actual clinical benefit will trigger a significant portion of the revenues and net cash flows if neither the product and its treatment indication nor your marketing (see your response 4) will change. In this regard, we note that if no adverse results occur, half of the 16 years of estimated economic benefit of the product (i.e. 2009 to 2025) will have occurred upon your estimated completion in 2017 of your last post-marketing, confirmatory trial, appreciating that you did not acquire the product until 2012.

Response 1

We do not expect that the “demonstration of the actual clinical benefit” (i.e., final approval from FDA) in 2017 will trigger an immediate ramp in revenue and net cash flows. The portion of our revenues and net cash flows to be generated in 2017 and beyond is due to a fairly stable/linear revenue trajectory through 2025. As discussed within our October 21, 2013 letter, Response 1, this accelerated approval is nonetheless subject to regulatory submissions and clinical results that may generate unanticipated results. Accordingly, there is no certainty that “full” approval will be achieved in 2017, which as a result, puts at risk our expected revenues in these coming years.

During the September 30, 2013 financial statement close process (prior to filing with the SEC our Form 10-Q for the three and nine months ended September 30, 2013), we reassessed our September 2012 business combination accounting and conclusions then reached as part of our acquisition of Allos Therapeutics, Inc. (“Allos”). As a result, we concluded that the designation of the FOLOTYN technology as an IPR&D intangible asset was in error and should instead be designated as a developed technology intangible asset since accelerated approval to market FOLOTYN had been granted by the FDA in 2009 and the Company has recognized, and continues to recognize, revenues for product sales of FOLOTYN since the acquisition date.

This correction resulted in our recognition of incremental amortization expense for the developed technology (approximately $2.1 million per quarter), beginning in September 2012. As a result of this conclusion and (i) our quantification of the error under SAB 108, and (ii) our materiality assessment under SAB 99, we amended and restated our Form 10-Qs for the first and second fiscal quarters of 2013 (under Form 10-Q/A), on November 18, 2013. These restated Form 10-Qs reflect each period’s amortization expense for this developed technology in our Condensed Consolidated Statements of Operations and its corresponding impact to our Condensed Consolidated Balance Sheets, Cash Flows, and Comprehensive Income/Loss. In selecting the method of amortization, we considered the pattern in which the economic benefits of this asset are consumed. As the pattern of use could not be reliably determined with sufficient precision, we used a straight-line method of amortization.

2. In order to help us evaluate your assertion in your response to comment 3 that the post-marketing, confirmatory trials represent research and development as those terms are defined in the glossary at ASC 730-10-20, please identify for us the process or product alternative you are formulating, designing or testing in your post-marketing, confirmatory trials when you indicate that such trials meet the criteria in ASC 730-10-55-1c., d., and e. Alternatively, please identify the significant improvement to the approved product you are currently selling. To this end, we understand that the post-marketing, confirmatory trials were required to verify and describe the actual clinical benefit of the approved drug (FOLOTYN) currently being sold, not a significant improvement to FOLOTYN or an alternative drug or process.

Response 2

The FOLOTYN technology, though currently marketed by us, remains in development while we seek its final FDA approval. These activities require the dedicated time of our clinical and medical staff, costs of product and supplies, and fees associated with various clinical trial vendors. ASC 730 (Research and Development) Section10-55-1 provides “examples of activities typically included in research and development,” of which “(d) Testing in search for or evaluation of product or process alternatives” is the most relevant to our ongoing FOLOTYN activities.

FOLOTYN is currently being evaluated in two Phase III studies and two Phase I studies, both of which were specified and required by the FDA in granting us accelerated approval for FOLOTYN. Our accelerated approval was for relapsed refractory PTCL. The approval was based on a single-arm Phase II study in relapsed refractory patients. The first Phase III FDA-required study is for newly diagnosed patients with aggressive PTCL. The trial is sized to detect a realistic difference in survival outcomes. It is a randomized study where FOLOTYN in combination with CHOP (i.e., a chemotherapy regimen used in the treatment of non-Hodgkin lymphoma) will be compared against the current standard of care which is a CHOP-based regimen alone. FOLOTYN has never been tested with this specific regimen and we expect to get new data on the safety and efficacy of this drug in this patient population.

The second Phase III FDA required study is in patients with CTCL. We are required to perform Phase I and III studies for CTCL as part of the accelerated approval for PTCL even though we did not receive accelerated approval for CTCL and are required to perform a Phase I study before beginning this study to determine the maximum tolerated dose. The primary endpoint of the Phase III study will be progression-free survival. Once again, FOLOTYN had not previously been studied this way. The other Phase I study is to evaluate the impact of the drug on various organs, specifically people with renal impairment and hepatic impairment. These are safety studies that will determine the risks associated with dosing this drug in certain patient populations.

The clinical trial activities being performed by us to conduct these Phase I and III studies are the identical R&D activities that would be necessary for us to perform, regardless of whether an accelerated approval was obtained. In other words, the fact that accelerated approval was obtained does not change the nature of these activities, and accordingly, we believe it should not change its expense classification.

As applied to the ASC 730 definition of research and development, these activities involve a “planned search and critical investigation aimed at discovery of new knowledge,” including: (1) Efficacy (patient population, inclusion criteria, treatment frequency, and primary cycle 1 endpoint); (2) Mechanisms of action (prescribing information); (3) Adverse reaction event (organ failure) profile to yield new or additional information about dosing level (e.g., reducing dosing levels for adverse reaction, including organ impairment); and (4) Method of administration including frequency, formulation, etc.

We believe that these studies are consistent with this definition. We are evaluating FOLOTYN in new indications or specific patient populations and expect to get new data that could influence the label in terms of safety, efficacy, and dosing. In addition, these clinical trials are designed to meet the regulatory approval requirements that have been stipulated by the FDA and specifically designated by the FDA as Phase III and Phase I studies; they are not designed to support or enhance our sales and marketing efforts for FOLOTYN.

Our interpretation and application of ASC 730 (based on our research and experience at pharmaceutical company peers) is that the nature of the activity will determine whether an expenditure should be classified and reported within research and development expense (which includes Phase III clinical trials). It is our understanding that even drugs with full FDA approval that seek to explore new indications of the drug, satisfy the ASC 730 definition of R&D expense for those activities. The nature of our Phase I and Phase III clinical trial activities are identical to those that would be required had no accelerated approval been obtained and the Company was were working toward a typical regulatory approval process with the FDA.

In the absence of prescriptive GAAP guidance we have evaluated the substance of the underlying activities and related costs to assess their proper classification, and based on their nature and the ASC 730 R&D definition, we believe they qualify as research & development expenses.

3. If the post-marketing, confirmatory trials will not result in a new product or process or a significant improvement to FOLOTYN, please tell us why the post-marketing, confirmatory trials should not be viewed as relating to the selling function. That is, in these circumstances, it appears successful completion of the post-marketing, confirmatory trials will permit the company to continue to sell FOLOTYN, which you note has been sold since 2009.

Response 3

Please see our above Response 2.

4. We acknowledge your response to our comment 5. If you in fact acquired in-process research and development, please tell us why you have assigned an indefinite life. We note that acquired assets are being used in revenue-generating activities and may be reasonably expected to produce economic benefits for a finite period of time. For example, your response to comment 2 indicates that the last to expire patent expires in July 2022 and you expect to derive economic benefit through at least December 2025.

Response 4

We previously evaluated that the intangible asset acquired in the Allos acquisition was incomplete and it was therefore classified as an indefinite-lived IPR&D asset. Accordingly, under the accounting guidance of ASC 350 and AICPA IPR&D Working Draft, it was not amortized. However, we have since reassessed our accounting for the intangible assets acquired in the Allos business combination and determined that this IPR&D classification was made in error. And in response, to correct our accounting for this error, on November 18, 2013 we amended and restated our Form 10-Qs for the first and second fiscal quarters of 2013.

We continue to believe that our September 2012 assignment of asset values as part of the Allos acquisition and business combination accounting was complete and accurate, and requires no correction. We have assessed and concluded that the $118 million valuation of FOLOTYN developed technology (previously classified as IPR&D) was appropriate. Further, for the reasons described in our prior response letter dated October 21, 2013, we believe the FOLOTYN project was properly classified as a single unit of account for the relapsed refractory PTCL indication. We have determined that any other possible indications relating to the FOLOTYN project would represent a nominal value.

5. Please tell us whether you have any additional information or analysis that supports your accounting. In this regard, we have considered the analogies you cite and do not believe they provide a sufficient basis to support your assertion that a finite lived asset that results from research and development does not exist or if it does exist that it should be combined with IPR&D and not amortized. We note that:

•	Approval to market has been granted.

•	Selling of the approved product has occurred since 2009, which evidences customer acceptance and completion, and continues to occur.

•	A significant portion of FOLOTYN revenues have been earned.

•	You have neither sought nor received regulatory approval in any other jurisdiction.

•	At some point prior to commercialization, an IPR&D project should be considered complete for accounting purposes.

Response 5

Our accounting conclusions are discussed within the above Responses 1 through 4, and all such information and analysis supporting these conclusions is included herein.

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We hope the foregoing answers are responsive to your comments. If you have any questions regarding the responses set forth herein or require additional information, please contact me by telephone at (949) 788-6700, ext. 278.

Sincerely,
/s/ Kurt A. Gustafson
Executive Vice President and Chief Financial Officer

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